UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-42254

Rezolve AI Limited

(Translation of registrant’s name into English)

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 23, 2024, Rezolve AI Limited, a private limited company registered under the laws of England and Wales with registration number 14573691(the “Company”), completed a registered offering (the “Offering”) of (i) 5,000,000 Ordinary Shares, par value £0.0001 per share (the “Ordinary Shares”), and (ii) 5,000,000 warrants exercisable for an aggregate of 5,000,000 Ordinary Shares (the “Offering Warrants”), issued pursuant to the securities purchase agreement, dated December 19, 2024 (the “Securities Purchase Agreement”), between the Company and certain institutional investors (the “Investors”).

The offering price of each Ordinary Share and accompanying Offering Warrant was $3.00. The Ordinary Shares, Offering Warrants and the shares underlying the Offering Warrants are collectively referred to herein as the “Securities.”

The Offering Warrants have an exercise price of $3.00 per share, are exercisable immediately upon issuance and will expire on the earlier of (i) thirty days after the volume weighted average price of the Ordinary Shares is at or above $6.00 for five consecutive trading days and (ii) five years from the date of issuance.

In consideration of H.C. Wainwright & Co., LLC serving as the placement agent of the Offering (the “Placement Agent”), the Company paid the Placement Agent a cash fee equal to 5.5% of the aggregate gross proceeds of the Offering, and reimbursed the Placement Agent for certain expenses and legal fees.

The Securities were offered pursuant to a registration statement on Form F-1 (File No. 333-283622), as amended, which was declared effective by the Securities and Exchange Commission (the “SEC”) on December 19, 2024.

The Company received net proceeds of approximately $13.8 million from the Offering, after deducting Offering expenses payable by the Company, including the Placement Agent’s commissions and fees. The Company intends to use the net proceeds from the Offering for working capital, repayment of convertible debt and for general corporate purposes.

Forms of the Securities Purchase Agreement and Offering Warrant are furnished as exhibits to this Report on Form 6-K, and are incorporated by reference herein.

On December 19, 2024, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit No.	Description

4.1	Form of Warrant
10.1	Form of Securities Purchase Agreement
99.1	Press Release, dated December 19, 2024, announcing the pricing of the offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 23, 2024

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman